Exhibit 99.37

[Sandstorm Gold Logo]	News Release

Sandstorm Gold To Release First Quarter 2012 Results on May 3

Vancouver, British Columbia, May 1, 2012 – Sandstorm Gold Ltd. (TSX-V:SSL) will release its 2012 first quarter results on Thursday, May 3, after market close.

A conference call will be held on Friday, May 4, 2012 starting at 8:30 am PDT to further discuss the first quarter results. To participate in the conference call use the following dial-in numbers:

Local / International: 647-788-4916

North American Toll-Free: 877-214-4966

It is recommended that participants dial in five minutes prior to the commencement of the conference call. Click here to access an audio webcast of the conference call which will also be available on the Sandstorm website.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a growth focused resource based company that seeks to complete gold purchase agreements with companies that have advanced stage development projects or operating mines. A gold purchase agreement involves Sandstorm making an upfront cash payment to its partners and in exchange, Sandstorm receives the right to purchase a percentage of the gold produced for the life of the mine, at a fixed price per ounce. Sandstorm helps other companies in the resource industry grow their business, while acquiring attractive assets in the process.

Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm has completed gold purchase agreements with Luna Gold Corp., SilverCrest Mines Inc., Santa Fe Gold Corp., Rambler Metals and Mining plc, Brigus Gold Corp., Metanor Resources Inc. and Donner Metals Ltd.

For more information visit: http://www.sandstormgold.com.